UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41359

Belite Bio, Inc

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant´s name into English)

12750 High Bluff Drive Suite 475,

San Diego, CA 92130

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Change in Registrant’s Certifying Accountant

Belite Bio, Inc (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of Marcum Asia CPAs LLP (the “Former Auditor”) effective March 28, 2025 and that the Company has appointed Deloitte & Touche (the “Successor Auditor”) as successor auditor of the Company effective March 28, 2025.

In connection with the change of auditor, the Company provides that:

1.	The dismissal of the Former Auditor and the appointment of the Successor Auditor have been considered and approved by the Company’s Audit Committee (the “Audit Committee”) and Board of Directors (the “Board ”) on March 28, 2025.

2.	After careful review of the proposals received and due consideration of all relevant factors, the Audit Committee recommended to the Board that the Successor Auditor not the Former Auditor, be proposed for appointment as the auditor of the Company for the Company’s financial year ending on December 31, 2025. The Board considers that the aforementioned recommendation is fair and reasonable to the Company and has appointed Successor Auditor as the auditor of the Company for the Company’s financial year ending on December 31, 2025.

3.	The auditor’s reports of the Former Auditor on the annual audited consolidated financial statements of the Company for the two most recent financial years preceding the date of dismissal, i.e. March 28, 2025, being reports for the financial years ended December 31, 2024 and December 31, 2023, neither contain any adverse opinion or disclaimer of opinion, nor are qualified or modified as to uncertainty, audit scope, or accounting principles nor express any modified opinion.

4.	There were no disagreements with the Former Auditor on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, within the two fiscal years of the Company ended December 31, 2024 and 2023 and subsequent period up to March 28, 2025 which disagreements that, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference in connection with its opinion to the subject matter of the disagreement. None of “reportable events”, as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F filings occurred within the two fiscal years of the Company ended December 31, 2024 and 2023 and subsequently up to March 28, 2025.

The Company provided the Former Auditor with a copy of this Form 6-K and requested that the Former Auditor provides the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of the Former Auditor’s letter is furnished as Exhibit 99.1 to this Form 6-K.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of the Successor Auditor, neither the Company nor anyone on its behalf have consulted with the Successor Auditor on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2025 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 99.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

EXHIBIT INDEX

Exhibit 99.1 — Letter from Marcum Asia CPAs LLP to the Securities and Exchange Commission, dated March 28, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Belite Bio, Inc

By:	/s/ Yu-Hsin Lin
Name:	Yu-Hsin Lin
Title:	Chief Executive Officer and Chairman

Date: March 28, 2025